UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Apollo Global Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9 West 57th Street
(No. and Street)

New York	NY	10019-2701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James McAuley	917-286-5678	jmcauley@apollo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(SEC I.D. NO. 8-68542)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

APOLLO GLOBAL SECURITIES, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

AFFIRMATION

We, Adam Trebing and James McAuley, swear (or affirm) that, to the best of our knowledge and belief, the financial report pertaining to the firm of Apollo Global Securities, LLC, as of and for the year ended December 31, 2025, is true and correct. We further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed by:

Adam Trebing

15D0C3073E3644E...

Adam Trebing,
Chief Financial Officer / FINOP

DocuSigned by:

James McAuley

D93D0EF4865240D...

James McAuley,
Principal

Subscribed to before me this <u>25</u>
the date of <u>February</u> 2026

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687

www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Apollo Global Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Apollo Global Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2026
We have served as the Company's auditor since 2011.

APOLLO GLOBAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	455,584,608
Trading securities		86,276,224
Receivables from related parties		13,825,489
Other assets		13,056,642
Receivables from brokers, dealers, and clearing agencies		11,070,791
Underwriting fees receivable		7,639,566
TOTAL ASSETS	$	587,453,320

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Payable to related parties	$	23,206,234
Deferred revenue, accounts payable and accrued expenses		9,782,288
Derivatives		1,165,038
Payables to brokers, dealers, and clearing agencies		1,013,275
TOTAL LIABILITIES		35,166,835
MEMBER'S EQUITY		552,286,485
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	587,453,320

See accompanying notes to statement of financial condition.

1. **ORGANIZATION**

Apollo Global Securities, LLC is a Delaware Limited Liability Company (the "Company" or "AGS"). Effective October 15, 2025, Apollo Global Securities Intermediate, L.P. became the Company's direct parent (the "Parent") as a result of a corporate restructuring. The restructuring did not significantly change the operations of the Company. Prior to the restructuring, the Company was a wholly-owned subsidiary of Apollo Management Holdings, LP ("AMH"), a Delaware Limited Partnership. The Company was formed on March 3, 2010 and commenced business operations on March 30, 2011 when it was granted membership in Financial Industry Regulatory Authority ("FINRA"). Both the Company and the Parent are consolidated subsidiaries of Apollo Global Management, Inc. (the "Ultimate Parent", "Apollo", or "AGM").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and FINRA. In accordance with the Company's Continuing Membership Application ("CMA") with FINRA, it provides services relating to the placement of interests in private funds and partnerships, advice on merger and acquisition transactions, engages in underwriting on a firm commitment and best efforts basis, the resale of securities pursuant to Rule 144A under the Securities Act of 1933, participating in distributions of securities, acts as broker or dealer making inter-dealer markets in asset backed securities, U.S. government securities, over-the-counter ("OTC") corporate securities, corporate debt securities, private placements, and non-exchange listed securities. The Company also engages in proprietary securities transactions for its own account.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation—The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require management to make estimates and assumptions including those regarding certain accrued liabilities. Management believes that the estimates utilized in the preparation of the Statement of Financial Condition is reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash at financial institutions and money market funds. At times during the year, cash balances may exceed the insured limit.

Receivables from brokers, dealers, and clearing agencies—The Company clears all securities transactions, other than U.S. Treasury Futures, foreign-denominated ("FX") futures, and credit default index ("CDX") products, with Pershing, LLC ("Pershing"). The Company clears all U.S. Treasury Futures, FX futures and CDX products with Goldman Sachs & Co LLC ("Goldman"). Certain private placement trades are cleared outside of Pershing and Goldman through a transfer agent.

Receivables from brokers, dealers and clearing agencies consist of the deposits with the Company's clearing brokers to support the Company's securities trading activities, a portion of which is restricted in accordance with clearing agreements and regulatory requirements. This balance also represents unsettled regular way trades that result in a net receivable as of December 31, 2025 from brokers, dealers, and clearing agencies. While unsettled trade receivables are short term in nature, restricted deposits may remain on deposit for longer periods.

Payables to brokers, dealers, and clearing agencies—The Company generally classifies unsettled balances owed by the Company to its clearing brokers to support the Company's securities trading activities as Payables to brokers, dealers and clearing agencies. This balance also represents unsettled regular way trades that result in a net payable as of December 31, 2025 to brokers, dealers, and clearing agencies. The liabilities are short term in nature.

Trading securities—The Company classifies its investments in debt and equity securities and U.S. Treasury Futures (including Asset-backed securities, Private Placements, and Private Credit Funds) as trading securities.

Derivatives—The Company records derivative instruments, including CDX, FX futures, and U.S. Treasury futures, as Derivatives on the Statement of Financial Condition. Derivatives are carried at fair value and arise in connection with the Company's risk management and hedging activities related to its trading inventory and other market exposures. See note 4 for further detail.

FASB ASC 815, *Derivatives and Hedging* (ASC 815), provides for optional hedge accounting. To date, the Company, has not designated any derivatives as hedges under the provisions included in ASC 815.

Fair Value Measurements—The Company accounts for its investment securities at fair value under various accounting literature including the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 940-320 which requires investments in securities to be accounted for at fair value initially and subsequent to acquisition.

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities, the Company determines the fair value according to the fair value measurement provisions included in ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value in three broad levels: Level 1, 2, and 3.

In general, when the Company acquires or short sells a security or other financial asset accounted for at fair value, it will include these as a component of Trading securities and Derivatives on the Statement of Financial Condition.

The determination of fair value is based on either quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services, or, when independent broker quotations or market price quotations from third party pricing services are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Certain investments are valued using the Net Asset Value ("NAV") per share equivalent calculated by the investment manager as a practical expedient to determine an independent fair value.

Other Assets—The Company reflects interest receivable, prepaid expenses and receivables from non-related parties in Other Assets on the Statement of Financial Condition.

Receivables—Underwriting fees recognized but not received are included in underwriting fees receivable on the Statement of Financial Condition. Advisory and transaction fees and shareholder

servicing/distribution fees recognized but not received are included in receivables from related parties on the Statement of Financial Condition.

Payable to related parties—The Company has a netting agreement with AMH ("Netting Agreement") whereby payables and receivables between AMH and the Company are set-off monthly resulting in a single net receivable or payable amount.

A net receivable or payable amount is included in the receivables from related parties or payables to related parties on the Statement of Financial Condition. The Company settles its net receivable or payable with AMH on a quarterly basis.

Pursuant to the servicing agreement between the Company and AMH ("Servicing Agreement"), AMH provides through related parties certain services, facilities and personnel as required for the Company to perform its business activities.

3. RECENT ACCOUNTING PRONOUNCEMENTS

The Company has considered all recently issued accounting pronouncements and does not believe that any of them will have a significant impact on the Statement of Financial Condition upon adoption.

4. DERIVATIVES

The Company may enter into derivatives to manage its risk exposures arising from the Company's investments in interest, credit and FX sensitive investments. Derivatives entered into by the Company include U.S. Treasury futures, FX futures, and CDX contracts.

Derivative financial instruments are recorded at fair value and included as a component of Trading securities and Derivatives on the Statement of Financial Condition. See note 5 for information about the fair value hierarchy for derivatives.

The following table presents the Company's derivative instruments notional amounts and fair value for the year ended December 31, 2025:

	December 31, 2025		
		Fair Value	
	Notional Amount	**Assets**	**Liabilities**
Derivatives			
Credit Default Index	26,000,000	$ —	$ 1,144,094
U.S. Treasury Futures	29,800,000	72,297	3,281
FX Futures	3,490,650	—	17,663
Total Derivatives		$ 72,297	$ 1,165,038

The Company has elected not to offset assets and liabilities in the accompanying Statement of Financial Condition that may be received or paid as part of collateral arrangements, even when an enforceable master netting arrangement or other agreement is in place that provides the Company, in the event of counterparty default, the right to liquidate collateral and the right to offset a counterparty's rights

and obligations. The following tables present the offsetting of financial and derivative assets and liabilities as of December 31, 2025:

| | December 31, 2025 | | | |
| | Gross and Net amount presented in the accompanying Statement of Financial Condition | Gross Amounts not Offset in the accompanying Statement of Financial Condition | | |
Derivatives		Financial Instruments	Collateral (received)/ pledged	Net Amount
Trading securities	$ 72,297	$ 72,297	$ —	$ 72,297
Derivatives	(1,165,038)	—	1,165,038	—

5. FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Financial instruments that are carried at fair value on a recurring basis include Trading securities.

Fair value is based on quoted market prices or inputs, where available. If prices or quotes are not available, fair value is based on valuation models and other valuation techniques that consider relevant transaction characteristics and use, as inputs, observable or unobservable market parameters. Fair value may also incorporate valuation adjustments.

Valuation Process —Apollo Global Management's valuation group, which is part of Apollo Global Management's Finance function, independently reviews and verifies these fair value estimates and any adjustments to ensure that the Company's positions are appropriately recorded at fair value.

Fair Value Hierarchy—U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

Level I - Quoted prices are available in active markets for identical financial instruments as of the reporting date. The Company does not adjust the quoted price for these financial instruments, even in situations where the company holds a large position and the sale of such position would likely deviate from the quoted price.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies, These financial instruments exhibit higher levels of liquid market observability compared to Level 3 financial instruments.

Level III - Pricing inputs are unobservable for the financial instrument and include situations where there is little observable market activity for the financial instrument. The inputs into the determination of fair value may require significant management judgment or estimation. Financial instruments that are included in this category generally include investments where the fair value is based on observable and unobservable inputs.

The private credit funds are measured using NAV as a practical expedient in determining fair value and are not classified in the fair value hierarchy. Refer to Note 2 for additional details on the Company's accounting policies regarding NAV.

Valuation Methodology for Financial Instruments Carried at Fair Value—When a security is valued based on broker quotes, the Company subjects those quotes to various criteria in making the determination as to whether a particular financial instrument would qualify for classification as Level 2 or Level 3. These criteria include, but are not limited to, the number and quality of the broker quotes, the standard deviations of the observed broker quotes, and the percentage deviation from external pricing services.

Investments in securities that are traded on a securities exchange or comparable over-the-counter quotation systems are valued based on Apollo's pricing procedures, which utilize third party pricing vendors, broker dealers and closing prices from exchanges. If no sales of such investments are reported on such date, and in the case of over-the-counter securities or other investments for which the last sale date is not available, valuations are based on independent market quotations obtained from market participants, recognized pricing services or other sources deemed relevant, and the prices are based on the average of the "bid" and "ask" prices, or at ascertainable prices at the close of business on such day. Market quotations are generally based on valuation pricing models or market transactions of similar securities adjusted for security-specific factors such as relative capital structure priority and interest and yield risks, among other factors. When market quotations are not available, a model-based approach is used to determine fair value.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument when the fair value is based on unobservable inputs.

The following table summarizes the Company's financial assets measured at fair value on a recurring basis for the year ended December 31, 2025:

| Assets and liability measured at fair value | Fair value hierarchy | | | Assets Measured at NAV | Total Fair Value |
	Level 1	Level 2	Level 3		
Assets					
Asset-Backed Securities	$ —	$ 70,898,725	$ —	$ —	$ 70,898,725
Private Placements	—	10,304,052	4,245,302	—	14,549,354
Private Credit Funds	—	—	—	755,848	755,848
Treasury Futures	72,297	—	—	—	72,297
Total Assets	**$ 72,297**	**$ 81,202,777**	**$ 4,245,302**	**$ 755,848**	**$ 86,276,224**
Credit Default Index	$ —	$ 1,144,094	$ —	$ —	$ 1,144,094
Treasury Futures	3,281	—	—	—	3,281
FX Futures	17,663	—	—	—	17,663
Total Liabilities	**$ 20,944**	**$ 1,144,094**	**$ —**	**$ —**	**$ 1,165,038**

Included in cash and cash equivalents are money markets funds of $64,051,351 as of December 31, 2025 which are considered Level 1 assets.

The following is a description of the valuation methodologies generally used by the Company to measure its more significant products at fair value, including the general classification of such instruments pursuant to the fair value hierarchy:

Product	Valuation methodology	Classification in the fair value hierarchy
Asset-Backed Securities	Generally these securities are valued leveraging third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. The valuations are based on a market approach.	Level 2
Private Placements	Valuations are based on discounted cash flow analyses. These valuation models use a combination of observable or unobservable inputs including: - Discount rate - Contract values	Level 2 or 3
Treasury Futures	Quoted market prices.	Level 1
Credit Default Index	Derivatives are valued using market-standard credit derivative valuation models that incorporate observable market inputs. Fair value is determined based on quoted market data for identical or similar instruments. Key valuation inputs include: - Quoted CDX index spreads and/or upfront prices - Risk-free discount rates - Standard recovery rate assumptions - Contractual terms of the instrument	Level 2
Treasury Futures	Quoted market prices.	Level 1
FX Futures	Quoted market prices.	Level 1

Level 3 Valuation—The following table presents the Company's primary level 3 financial instruments and the valuation techniques used to measure the fair value of those instruments and the unobservable inputs that were leveraged to make those estimates. The ranges of these unobservable inputs are presented on the table below.

Product	Fair Value	Principal Valuation Technique	Unobservable inputs	Range of input values	Weighted Average
Private Placements	4,245,302	Discounted cash flow	Discount rate	2.4% - 6.8%	3.9 %
Total Level 3 Assets	$4,245,302				

There were no transfers in or out of Level 3 for the year ended December 31, 2025.

6. MEMBER'S EQUITY

The Company distributed $555,183,414 to its Parent entities during the year ended December 31, 2025. Prior to October 15, 2025, the Company made two distributions totaling $415,183,414 to its former parent, affiliate Apollo Management Holdings, L.P., which consisted of both cash in the amount of $355,000,000 and an in-kind transfer of a receivable from affiliate, relating to advisory and transaction fees in the amount of $60,183,414. The in-kind transfer of advisory and transaction fees of $60,183,414 represents the non-cash settlement of a receivable arising from a advisory and transaction fee earned in connection with the termination and restructuring of a prior revenue-sharing arrangement. The related receivable was distributed to the former parent and settled through an equity contribution/distribution mechanism, resulting in a reduction of the Company's receivable balance with no impact to cash. Effective October 15, 2025, a restructuring was completed pursuant to which Apollo Global Securities Intermediate, L.P. became the Company's direct parent, and subsequent to the restructuring, the Company made a $140,000,000 distribution.

7. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be party to, or otherwise involved in, litigations, claims and arbitrations that involve claims for substantial amounts. The Company has been and could, in the future, be involved in examinations, investigations or proceedings by government agencies and self–regulatory organizations. These examinations or investigations could result in substantial fines or administrative proceedings.

Litigation Matters

On August 4, 2020, a putative class action complaint was filed in the United States District Court for the District of Nevada against PlayAGS Inc. ("PlayAGS"), all of the members of PlayAGS's board of directors (including three directors who are affiliated with Apollo), certain underwriters of PlayAGS (including Apollo Global Securities, LLC), as well as AAM, Apollo Investment Fund VIII, L.P., Apollo Gaming Holdings, L.P., and Apollo Gaming Voteco, LLC (these last four parties, together, the "Apollo Defendants"). The complaint asserted claims against all defendants arising under the Securities Act of 1933 in connection with certain secondary offerings of PlayAGS stock conducted in August 2018 and March 2019, alleging that the registration statements issued in connection with those offerings did not fully disclose certain business challenges facing PlayAGS. The complaint further asserted a control person claim under Section 20(a) of the Exchange Act against the Apollo Defendants and the director defendants (including the directors affiliated with Apollo), alleging such defendants were responsible for certain

misstatements and omissions by PlayAGS about its business. On December 2, 2022, the Court dismissed all claims against the underwriters (including Apollo Global Securities, LLC) and the Apollo Defendants, but allowed a claim against PlayAGS and two of PlayAGS's executives to proceed. On February 13, 2024, the Court dismissed the entire case against all defendants, with prejudice, and instructed the clerk of the court to close the case. On March 27, 2025, the U.S. Court of Appeals for the Ninth Circuit affirmed, in full, the District Court's dismissal of claims against all defendants. On May 9, 2025, plaintiffs filed a petition for rehearing en banc. On June 6, 2025, the panel unanimously voted to deny the petition for rehearing en banc. Plaintiffs' time to challenge the panel's denial of the petition for rehearing en banc has expired.

Contingent Obligations

The Company has entered into an arrangement with certain funds managed by State Street Global Advisors ("SSG") to provide firm bids for certain securities sold to SSG managed funds. These firm bids are at market prices determined by AGS on an intra-daily basis, which if accepted by SSG, would obligate AGS to purchase the securities at such prices. The total obligation of the Company to provide these firm bids is limited to 25% of the prior day's end-of-day net asset value of the securities held by SSG that were originated from the Company, with an additional weekly cap set at 50% of the net asset value from five trading days prior.

The Company enters into underwriting commitments. Transactions related to such commitments settled during the year and there were no commitments outstanding as of December 31, 2025.

9. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer with the SEC and FINRA and, accordingly, is subject to the net capital rules pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $250,000 or 2 percent of combined aggregate debit items computed as defined by the alternative net capital requirement rules. At December 31, 2025, the Company's net capital was $485,434,290, which exceeded the minimum requirement by $485,184,290. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and FINRA.

10. RELATED PARTY ACTIVITY

As of December 31, 2025, the Company had receivables from four related parties of $13,825,489.

Underwriting fees, Advisory and transaction fees and Shareholder Servicing/Distribution fees were earned by the Company in transactions with related parties of AMH, including the portfolio companies of funds managed by such related parties. Advisory and transaction fees and shareholder servicing/distribution fees recognized but not received are included in receivables from related parties on the Statement of Financial Condition.

In accordance with the Servicing Agreement and Netting Agreement, the Company has the right to offset receivable and payable balances with AMH. At December 31, 2025, the Company had a net payable to AMH of $4,842,979, included in payable to related parties in the Statement of Financial Condition.

The Company entered into a services agreement, dated February 8, 2023 (as amended), with Atlas Securitized Products, L.P. ("Atlas SP"), whereby Atlas SP provides services in support of certain of the Company's transaction mandates. In consideration for the services performed, the Company pays Atlas SP direct costs associated with the rendition of such services, including an allocable share of overhead associated with such services, together with associated third-party costs not otherwise included in allocated overhead. At December 31, 2024 the Company had a payable to Atlas SP of $18,363,255 related to the services, included in payable to related parties in the Statement of Financial Condition.

The Company also purchased Private Credit Fund interests in funds affiliated with the Ultimate Parent. The interests in these funds are measured at NAV and as of December 31, 2025, the Company

recorded investments in the amount of $755,848, which are included in Trading securities on the Statement of Financial Condition.

11. SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. Refer to Note 1 for details. The Company has identified its Chief Financial Officer ("CFO") as the chief operating decision maker ("CODM"). The measure of segment assets is reported on the Statement of Financial Condition as total assets. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operations decisions while maintaining capital adequacy, such as whether to make capital distributions or request capital contributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

12. SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through the date the Statement of Financial Condition was available for issuance and determined there were no subsequent events requiring adjustment to, or disclosure in, the Statement of Financial Condition.

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